File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 14th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: August 14th., 2002

ORGANIZATIONAL CHANGES IN VITRO

Garza Garcia, N.L. Mexico, August 14, 2002 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITRO A) announce that Luis Nicolau will re-join its professional career and will retire from Vitro on August 15th, 2002.

Luis Nicolau's former responsibilities will continue to be developed normally, along with the following organizational changes:

Claudio Del Valle, who joined Vitro in 1985, has been designated as Chief Financial Officer.

The following areas and executives will report directly to Claudio del Valle:

e-Business & MIS.- Hector Pro
Special Projects.- Mario Guzman
Planning.- Ramon Leal
Vitro Europe.- Jaime Rico
Corporate Financing and Treasury.- Juan Orozco
Controller and Fiscal (to be designated)

In addition, the Finance heads of Vitro's Flat Glass, Containers and Glassware business units will also report to Claudio del Valle.

Francisco Romero, who joined Vitro in 1993, has been designated as General Counselor.

The following areas and executives will report directly to Francisco Romero:

Labor Relations.- Enrique Santos
Vitro Clinic.- Jesús H. González
Legal Director.- (to be designated)

Antonio Silva, who is responsible of the Quality, Safety and Environment areas will report directly to Carlos Gonzalez, Human Development Vicepresident.

These changes will be effective August 15th, 2002.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in three distinct businesses: flat glass, glass containers, and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro S.A. de C.V. 011 (52) 81 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro S.A. de C.V. 011 (52) 55 089-6904 achico@vitro.com	(Financial Community): Rodrigo Collada Vitro S.A. de C.V. 011 (52) 81 8863-1240 rcollada@vitro.com	(US Contacts): Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com